Exhibit 4: Organizational Structure

HR Ratings
Ownership structure


Alberto Isaac Ramos Suárez
José Aníbal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
100%
HR Ratings, LLC



Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
CEO
External Financial Advisors
Chief Credit and Economic Analysis Officer
Deputy Chief Economic Analysis Officer
Head of Business Development
Treasury and AP Sr. Executive Director
Human Resources and Material Resources Sr. Excecutive Director
Business Development Executive Director
IT Director
BD Director
IT Associate Director
BD Associate Director
IT Manager
IT Sr. Associate
IT Sr. Analyst
IT Analyst
2 Data Analyst
Human Resources Associate Director
2 HR Associate
HR Sr. Analyst
Receptionist
Compliance Associate Director
2 Compliance Sr. Analyst
2 Compliance Analyst
C. of the Board Assistant
Logistics Associate
2 Logistics
4 Cleaning Staff
15 Security Staff
Logistics
Accounting Sr. Analyst
Accounting Analyst
2 Treasury and AP Sr. Analyst
2 Treasury and AP Analyst
BD Sr. Analyst
BD Analyst
Internal Lawyer
Communications Associate
Operations Associate Director
Operations Sr. Associate
2 Operations Sr. Analyst
2 Operations Analyst
Style Editor
Public Finance and Sovereign Debt Director
Public Finance and Sovereign Debt Manager
Public Finance and Sovereign Debt Sr. Associate
3 PF Sr. Analyst
2 EASD Sr. Associate
Public Finance and Infrastructure Sr. Executive Director
PF Manager
Infrastructure Manager
PF Associate
2 PF Sr. Analysts
3 PF Analyst
Infrastructure Analyst
Sustainable Impact Director
Sustainable Impact Sr. Analyst
Corporates / ABS Sr. Executive Director
2 Corporates / ABS Managers
2 Corporates Associate
6 Corporates Sr. Analyst
3 Corporates Analyst
5 US Corporates Analyst 2 vacancy
Corporates Intern
Financial Institutions / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
Financial Institutions / ABS Manager
2 FI Sr. Associate
FI Associate
8 FI Sr. Analyst
8 FI Analyst
FI Intern
Metodological Criteria Sr. Associate
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant
HR Ratings
Credit Rating Agency